UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2022 (May 17, 2022)

TUSCAN HOLDINGS CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38970	83-3853706
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

135 E. 57th Street, 17th Floor New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

(646) 948-7100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	THCAU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	THCA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	THCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 17, 2022, Tuscan Holdings Corp. II, a Delaware corporation (“Tuscan”), Surf Air Global Limited, a British Virgin Islands business company formed under the laws of the British Virgin Islands (the “Company”), Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Parentco”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parentco (“Merger Sub I”), and SAGL Merger Sub Limited, a British Virgin Islands business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of Parentco (“Merger Sub II” and together with the Company, Parentco and Merger Sub I, the “Surf Entities”), entered into a Business Combination Agreement (“Merger Agreement”).

Pursuant to the Merger Agreement, upon the closing (“Closing”) of the transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub I will merge with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of Parentco, and, simultaneously with the First Merger, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned subsidiary of Parentco.

The Merger Agreement contemplates a related business combination transaction pursuant to which on the Closing Date a wholly-owned subsidiary of Parentco would be merged with and into Southern Airways Corporation, a Delaware corporation (“Southern”), after which Southern would be a wholly-owned subsidiary of Parentco (the “Southern Acquisition”).

Following the Mergers and the Southern Acquisition, (i) the Company, Southern and Tuscan will be wholly owned subsidiaries of Parentco, (ii) the security holders of Tuscan, the Company and Southern will be security holders of Parentco, (iii) Parentco will be the publicly traded company and (iv) Parentco’s business will be the business of the Company and Southern.

The Company provides a regional air mobility platform with scheduled routes and on demand charter flights operated by third-party Part 135 charter operators. The Company intends to accelerate the adoption of green flying and develop proprietary powertrain technology to electrify existing fleets. Southern is a passenger operator of Cessna Grand Caravans in the United States, serving over 300,000 customers across 47 cities with over 60,000 flights in 2021, and is expected to expand the Company’s air mobility platform nationwide.

Concurrently with the execution of the Merger Agreement, (i) the Company entered into an Amended and Restated Share Purchase Agreement (the “Equity Line Agreement”) with GEM Global Yield LLC SCS and Gem Yield Bahamas Limits providing for an equity line of credit up to $400 million (the “Equity Line”) and (ii) the Company entered into Simple Agreements for Future Equity (the “SAFE Agreements”) for an aggregate amount of approximately $40 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $10 million was funded through in-kind services and approximately $15 million was funded in cash), which SAFE Agreements provide, among other things, for the conversion of such SAFE Agreements into shares of common stock of Parentco, par value $0.0001 per share (“Parentco Common Stock”), in connection with the consummation of the Mergers.

The Closing is expected to occur in the second half of 2022, following receipt of the required Tuscan Stockholder Approval (as defined below), Company Member Approval (as defined below) and the fulfilment of certain other conditions set forth in the Merger Agreement and described in this Current Report on Form 8-K.

Merger Agreement

Conversion of Tuscan Securities

Pursuant to the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each shares of common stock of Tuscan, par value $0.0001 per share (“Tuscan Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than shares to be canceled as described in the Merger Agreement) shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of Parentco Common Stock (the “Tuscan Per Share Consideration”).

Each warrant of Tuscan (the “Tuscan Warrants”) that is outstanding immediately prior to the First Effective Time will be exchanged for a warrant to purchase one share of Parentco Common Stock (the “Parentco Warrant”) on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the warrant agreement, dated July 11, 2019, by and between SPAC and Continental Stock Transfer & Trust Company.

Tuscan expects that each of its units, consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant, will be separated into its constituent securities immediately prior to the First Effective Time.

Conversion of Company Securities

Closing Consideration

The aggregate consideration payable at the Closing (including amounts issuable to the security holders of the Company and Southern) is a number of shares of Parentco Common Stock equal to (i) $850,000,000, less (B) the amount of indebtedness of the Company and its subsidiaries (including any SAFE Agreements of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15,000,000, plus (C) if the Commercial and Strategic Arrangement Condition (as defined in the Merger Agreement) is satisfied as of or prior to the Closing, $100,000,000, divided by (ii) $10.00 (“Company Closing Share Consideration”).

At the effective time of the Second Merger (the “Second Effective Time”), each ordinary share of the Company (“Ordinary Share”) including Ordinary Shares issuable upon conversion of Company preferred shares (collectively, the “Company Shares,” each a “Company Share”) issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled as described in the Merger Agreement and shares as to which the holders have exercised their statutory dissenter’s rights as described in the Merger Agreement) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration. The “Company Closing Per Share Consideration” is a number of shares of Parentco Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of Parentco Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Ordinary Shares of the Company immediately prior to the Second Effective Time on a fully-diluted basis, including the Warrant Shares and the Note Shares (as defined below), and including the Ordinary Shares issuable upon conversion of Company preferred shares. The fully-diluted Ordinary Shares of the Company outstanding exclude (a) shares reserved under the Company’s equity plans but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFE Agreements and such other financings effected by the Company, Parentco or any of their respective subsidiaries after the execution of the Merger Agreement but prior to or concurrent with the Closing.

Each issued and outstanding warrant of the Company (“Company Warrant”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Warrant, assuming a net exercise of the Company Warrant and the conversion into Ordinary Shares of any preferred shares of the Company issuable upon such exercise (the “Warrant Shares”). Each convertible promissory note of the Company (“Company Convertible Note”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Convertible Note (the “Note Shares”). Each option to purchase Ordinary Shares (“Company Option”) issued under the Company’s 2016 Equity Incentive Plan, as amended (the “Plan”), whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted. Each outstanding award of restricted stock units granted by the Company with respect to the Company’s Ordinary Shares (“Company RSU”) that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each Ordinary Share underlying the Company RSU.

If any Ordinary Shares of the Company are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of Parentco Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

Earnout Consideration

The Merger Agreement provides for the payment of up to an aggregate of 38,000,000 additional shares of Parentco Common Stock (including amounts issuable to the security holders of the Company and Southern) as earnout consideration.

Under the earnout provisions, Parentco will issue to the holders of the Ordinary Shares of the Company as of the Second Effective Time: (i) 6,125,000 shares of Parentco Common Stock, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for Parentco filed with the SEC,Parentco’s total audited revenue is at least $200,000,000 or the volume-weighted average price of the Parentco Common Stock is at least $12.00 for 20 out of 30 trading days after the six-month anniversary of the Closing and prior to the 5-year anniversary of the Closing; (ii) 6,125,000 shares of Parentco Common Stock, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for Parentco filed with the SEC, Parentco’s total audited revenue is at least $425,000,000 or the volume-weighted average price of the Parentco Common Stock is at least $14.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the 5-year anniversary of the Closing; (iii) 6,125,000 shares of Parentco Common Stock, if Parentco or any of its subsidiaries receives certification from the Federal Aviation Administration (“FAA”) for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft (“Caravan”) or the volume-weighted average price of the Parentco Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the 5-year anniversary of the Closing; and (iv) 6,125,000 shares of Parentco Common Stock, if Parentco or any of its subsidiaries receives certification from the FAA for a fully-electric propulsion system for the Caravan or the volume-weighted average price of the Parentco Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the 5-year anniversary of the Closing. In addition, Parentco will issue to the holders of the Ordinary Shares of the Company as of the Second Effective Time 8,750,000 shares of Parentco Common Stock, if the Commercial and Strategic Arrangement Condition is not satisfied prior to the Closing, but is satisfied after the Closing and prior to December 31, 2022. The remaining 4,750,000 shares of Parentco Common Stock comprising the earnout consideration likewise are issuable to the stockholders of Southern upon satisfaction of the earnout conditions described above.

Further, in the event of any Change of Control (as defined in the Merger Agreement) after the Closing and before the date that is five years after the Closing, if the implied pre-transaction valuation of Parentco in the Change of Control transaction is at least $850,000,000, all the earnout consideration will be deemed to have been earned as of the closing of such transaction.

For avoidance of doubt, the Parentco Common Stock price targets set forth above and the number of shares of Parentco Common Stock issuable pursuant thereto shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Parentco Common Stock occurring on or after the Closing (other than the transactions contemplated by the Merger Agreement).

Directors and Officers

The board of directors of Parentco following the Closing (the “Parentco Board”) initially will have nine members, with seven initially designated by the Company, one initially designated by Tuscan and approved by the Company (such approval not to be unreasonably withheld) and one who shall be the chief executive officer of Parentco. Southern has a right to designate one of the members of the Parentco Board initially designated by the Company. Parentco shall have a three-tier classified board, with each member of the Parentco Board to be designated in one of the three classes as mutually agreed by the Company and Tuscan.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Surf Entities relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against the Surf Entities of the Merger Agreement; governmental actions and filings; compliance with laws; possession of requisite approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; collective bargaining agreements; benefit plans; labor relations; real property; tax matters; environmental matters; intellectual property; privacy and data security; material contracts; insurance; major vendors; transactions with affiliates; compliance with international trade and anti-corruption laws; brokers’ fees; and compliance with aviation laws.

The Merger Agreement contains representations and warranties of Tuscan relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against Tuscan of the Merger Agreement; governmental actions and filings; compliance with laws; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, and compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation; business activities of Tuscan; material contracts; listing on the Nasdaq stock market (“Nasdaq”); absence of undisclosed liabilities; Tuscan’s trust account; tax matters; employees and benefit plans; board approval; transactions with affiliates; and brokers’ fees.

The representations and warranties of the parties will not survive the Closing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. The parties also agreed to abide by certain exclusivity provisions, to use reasonable best efforts to consummate the Mergers, to provide indemnification and insurance for Tuscan’s and the Company’s directors and officers, and to take certain actions to effectuate an extension of the period of time for Tuscan to complete its initial business combination. The Merger Agreement also contains additional covenants of the parties, including, among others:

●	Each of Tuscan and the Surf Entities will cooperate in the preparation and filing of a Registration Statement on Form S-4 (the “Registration Statement”), and the proxy statement for the solicitation of approval of the adoption of the Merger agreement and the approval of the Transactions, among other proposals to be considered by Tuscan’s stockholders and the prospectus for the offer and sale of shares of Parentco Common Stock and the Parentco Warrants issuable in the Mergers and the shares of Parentco Common Stock issuable to the stockholders of Southern. The proxy statement will be sent to the holders of Tuscan Common Stock as soon as practicable following the date on which the Registration Statement is declared effective by the SEC (but in any event, within 10 business days following such date) for the purpose of soliciting proxies from holders of Tuscan Common Stock to vote at the Tuscan Stockholders’ Meeting in favor of the Tuscan proposals.

●	Tuscan will, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the Mergers and certain related proposals (the “Tuscan Stockholder Approval”). Tuscan will hold the meeting as soon as practicable after the date on which the Registration Statement becomes effective. Tuscan will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the proposals and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the Tuscan Stockholder Approval.

●	The Company will use its reasonable best efforts to solicit and obtain the approval (the “Company Member Approval”) of the Mergers and certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time), by the requisite number of holders of Ordinary Shares and preferred shares of the Company, as promptly as practicable, and in any event within ten business days after the Registration Statement is declared effective by the SEC.

●	Parentco will adopt an incentive equity plan and employee stock purchase plan, each to be effective following the Closing.

●	Tuscan will use reasonable best efforts to ensure Tuscan remains listed as a public company on, and for the Tuscan Common Stock and Tuscan Warrants to continue to be listed on, Nasdaq until the Closing, and Tuscan and Parentco will use reasonable best efforts to cause the Parentco Common Stock and Parentco Warrants to be listed on Nasdaq following the Closing.

●	Parentco and the Company shall use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the Southern Acquisition to be consummated on the terms set forth in the agreement for the Southern Acquisition.

●	Following the execution of the Merger Agreement and prior to the date that the Registration Statement has become effective, the Company and Tuscan shall work in good faith to (a) enter into non-redemption agreements with certain stockholders of Tuscan, which shall provide, among other things, that such stockholders of Tuscan shall not exercise Redemption Rights with respect to the shares of Tuscan Common Stock held by such stockholders and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of Parentco to be consummated substantially concurrently with the consummation of the Mergers, in each case, on terms mutually acceptable to the Company and SPAC (with each such party acting reasonably and in good faith).

If any such transaction requires any make whole rights, grants, issuances or transfers of additional equity securities or other similar terms, then, subject to the mutual agreement of each of the Company and Tuscan, up to, but not exceeding, the number of At-Risk Sponsor Shares shall be distributed, issued or transferred to the counterparty of such transaction, or held back by Parentco.

The “At-Risk Sponsor Shares” are 30% of the shares of Parentco Common Stock Tuscan’s sponsor is otherwise entitled to receive in respect of the shares of Tuscan Common Stock that were issued to the sponsor prior to Tuscan’s initial public offering, which are sometimes referred to as founder’s shares (for an aggregate of 1,293,750 At-Risk Sponsor Shares, based on 4,312,500 shares of Parentco Common Stock issuable in respect of 4,312,500 founder’s shares).

●	As soon as reasonably practicable, but in any event no later than September 30, 2022, the Company shall deliver to Tuscan true and complete copies of the consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal year ended December 31, 2021, audited in accordance with GAAP and applicable securities rules and regulations by a PCAOB auditor.

Conditions to Closing

Mutual Conditions

The consummation of the Mergers and the other transactions contemplated by the Merger Agreement is conditioned upon the following, among other things:

●	The Tuscan Stockholder Approval and the Company Member Approval having received by Tuscan and the Company, respectively.

●	No governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger.

●	The Southern Acquisition having been consummated (which consummation shall be effective simultaneously with the Mergers).

●	Tuscan having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Tuscan’s public stockholders) immediately prior to or upon the Closing.

●	The Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending.

Other Conditions to Tuscan’s Obligations

The obligations of Tuscan to consummate the Transactions are also conditioned upon, among other things:

●	The accuracy of the representations and warranties of the Surf Entities (subject to certain bring-down standards).

●	Performance in all material respects of the covenants of the Surf Entities required by the Merger Agreement to be performed on or prior to the Closing.

●	All outstanding material indebtedness owed to the Surf Entities by any person who will become an officer of Parentco upon the Closing, or any Person designated by the Company who will become a director of Parentco upon the Closing, having been repaid in full; all outstanding material guaranties and similar arrangements pursuant to which the Company or any of its subsidiaries has guaranteed the payment or performance of any obligations of any such officer or director to a third party having been terminated; and no affiliate of the Company owning any direct equity interests in any company that utilizes in its name or otherwise “Surf Air” or any derivative thereof.

Other Conditions to the Surf Entities’ Obligations

The obligations of the Surf Entities to consummate the Transactions are also conditioned upon, among other things:

●	The accuracy of the representations and warranties of Tuscan (subject to certain bring-down standards).

●	Performance in all material respects of the covenants of Tuscan required by the Merger Agreement to be performed on or prior to the Closing.

●	The approval for listing on Nasdaq of Parentco Common Stock to be issued in connection with the Transactions, subject, if applicable, to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

●	The available cash being equal to or greater than $300,000,000. In determining available cash, $400,000,000 of the Equity Line will be deemed to be received by Parentco substantially concurrently with the Closing and the funds invested under the SAFE Agreements will be deemed received by Parentco substantially concurrently with the Closing. Because the funds under the Equity Line are deemed received at the Closing, but may not be funded until after the Closing if at all, the available cash closing condition may be satisfied even if the actual cash on hand is substantially less than $300,000,000.

Termination

The Merger Agreement may be terminated at any time prior to the Closing as follows:

●	by mutual written consent of Tuscan and the Company;

●	by either Tuscan or the Company, if the First Effective Time has not occurred on or before November 17, 2022 (the “Outside Date”); provided that the Outside Date shall automatically be extended without any further action by any party until February 17, 2022 if either (i) the Registration Statement has not been declared effective by the SEC, or (ii) the Registration Statement has been declared effective by the SEC, but the Tuscan Stockholder Approval has not been obtained at least five business days prior to then-current Outside Date; and provided that this termination right is not available to a party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by the Outside Date;

●	by either Tuscan or the Company, if a governmental authority has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the First Merger or the Second Merger, illegal or otherwise preventing or prohibiting consummation of the First Merger or the Second Merger;

●	by either Tuscan or the Company, if the Tuscan Stockholder Approval is not obtained;

●	by either Tuscan or Company, if the other party has breached any of its covenants or representations and warranties such that the terminating party’s closing conditions would not be satisfied (subject to a thirty-day cure period), provided that this termination right is not available to a party that is in breach of the Merger Agreement such that the other party’s closing conditions would not be satisfied;

●	by Tuscan, if the Company Member Approval is not obtained on or prior to the date of the meeting of Tuscan’s stockholders called to obtain the Tuscan Stockholder Approval;

●	by Tuscan, if the agreement for the Southern Acquisition has been validly terminated;

●	by Tuscan, if certain business conditions are not satisfied by September 30, 2022, provided that notice of termination is delivered within five business days of such date; or

●	by the Company, if an extension of the period of time for Tuscan to complete its initial business combination is not approved by the requisite holders of the Tuscan Common Stock in accordance with the Merger Agreement.

Upon termination of the Merger Agreement, the Merger Agreement. Will become void, and there will be no liability under the Merger Agreement on the part of any party, except for willful and intentional breach of the Merger Agreement prior to such termination.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement and other transaction documents, if the transactions contemplated by the Merger Agreement are not consummated, all expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. Under the Merger Agreement, filing fees for the Registration Statement and for any filings required under antitrust laws will be split evenly between the Company and Tuscan.

Notwithstanding the foregoing, if at the time of termination of the Merger Agreement, Tuscan was entitled to terminate the Merger Agreement because the agreement for the Southern Acquisition had been validly terminated, and certain other conditions are met, the Company will reimburse Tuscan for 50% of its out-of-pocket expenses reasonably incurred in connection with the transactions, up to $250,000. In addition, if at the time of termination of the Merger Agreement, Tuscan was entitled to terminate the Merger Agreement because certain business conditions had been satisfied as of September 30, 2022, and certain other conditions are met, the Company will reimburse Tuscan for its out-of-pocket expenses reasonably incurred in connection with the transactions, up to $650,000.

Waivers

Either Tuscan or any of the Surf Entities may extend the time for performance of any obligation of any other party, waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements of any other party or any condition to its own obligations contained in the Merger Agreement. Notwithstanding the foregoing, pursuant to Tuscan’s amended and restated certificate of incorporation, Tuscan cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining immediately prior to or upon consummation of the Transactions, after taking into account any redemptions of Tuscan shares held by public stockholders.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is attached as an exhibit to this Current Report on Form 8-K and is incorporated herein by reference.

Other Agreements

In addition to the Southern Acquisition, the Equity Line Agreement and the SAFE Agreements as described above, the following agreements will be entered into concurrently with execution of the Merger Agreement or the Closing as specified below.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Tuscan and Tuscan’s sponsor, Tuscan Holdings Acquisition II, LLC, entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with the Surf Entities.

Under the Sponsor Letter Agreement, the sponsor agreed to vote its shares of Tuscan Common Stock in favor of the Merger Agreement and the related transaction documents and against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Tuscan contained in the Merger Agreement or any other transaction document, and against certain other actions or proposals involving Tuscan or its subsidiaries that are intended, or would reasonably be suspected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement. The sponsor owns 61% of the outstanding shares of Tuscan Common Stock.

The Sponsor Letter Agreement further provides for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of Parentco Common Stock issuable in respect of the founder’s shares, as follows: (i) 50% of the shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time (the “Immediately Vested Founder Shares”); (ii) upon each of the first four tranches of earnout consideration being earned as described under “Merger Agreement—Conversion of Company Securities—Earnout Consideration” above, 5% of the shares (or 215,625 shares) shall become vested and no longer subject to forfeiture (for an aggregate of 862,500 shares), and (iii) the At-Risk Sponsor shares that are not transferred or distributed as described under “Merger Agreement—Covenants” above, and any shares that do not become vested because the corresponding tranche of the earnout consideration is not earned, shall be forfeited to Parentco.

Lockup Arrangements

Concurrently with the execution of the Merger Agreement, Tuscan’s sponsor, Tuscan Holdings Acquisition II, LLC, entered into a Confidentiality and Lockup Agreement (the “Lock-Up Agreement”) with Parentco, pursuant to which (i) 95% of the Immediately Vested Founder Shares issued to the sponsor will not transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the Parentco Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of Parentco Common Stock issued to the sponsor in respect of the founder’s shares will not be transferable until the date that is the one-year anniversary of the Closing.

Under the amended and restated bylaws of Parentco to be in effect upon the Closing, 95% of the shares of Parentco Common Stock issued to the directors, officers and affiliates of the Company as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the Parentco Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, but in any event not before the date that is four months after the Closing.

Voting Support Agreements

Concurrently with the execution of the Merger Agreement, certain members of the Company (the “Company Key Members”) entered into a voting and support agreement (a “Voting Support Agreement”), pursuant to which each Company Key Member has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval and adoption of the Merger Agreement, the other transaction documents and the transactions contemplated by the Merger Agreement and the other transaction documents, (ii) to vote in favor of certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time), and (iii) to terminate that certain Shareholders Agreement, dated as of August 15, 2016, as amended, by and among the Company and the members of the Company signatory thereto, to which such Company Key Stockholder is a party, effective as of the Second Effective Time.

Registration Rights Agreement

At the Closing, Parentco will enter into a registration rights agreement (the “Registration Rights Agreement”) with Tuscan’s sponsor, Tuscan Acquisition Holdings II, LLC, the representative of the underwriter for Tuscan’s initial public offering, EarlyBirdCapital, Inc., and certain members of the Company (the “Holders”), which requires Parentco to file a shelf registration statement covering the resale by the Holders of certain shares of Parentco Common Stock and Parentco Warrants issued under the Merger Agreement and grants the Holders certain customary demand and piggyback registration rights.

The foregoing summaries of the Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement are qualified in their entirety by reference to the text of the Merger Agreement, , the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement which is attached as exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

The Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information Tuscan or the Company or their affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement and the other documents related thereto were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger , the Sponsor Letter Agreement, the Lock-Up Agreement, the Voting Support Agreement and the form of Registration Rights Agreement, as applicable, which subsequent information may or may not be fully reflected in Tuscan’s public disclosures.

Item 7.01 Regulation FD Disclosure.

Press Release

Attached as Exhibit 99.1 to this Report is the press release jointly issued by the parties on May 18, 2022, announcing the Mergers and the other transactions contemplated by the Merger Agreement.

The information set forth in this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward Looking Statements

Neither Tuscan, the Surf Entities, nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K and the exhibits filed or furnished herewith include “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transactions between Tuscan and the Surf Entities, including statements regarding the benefits of the transaction, the anticipated timing of the Transactions, the business of the Surf Entities and the markets in which they operate. Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Tuscan’s and the Surf Entities’ expectations with respect to future performance and anticipated financial impacts of the proposed Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Tuscan’s and the Surf Entities’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change or other circumstances that could impact the acquisition of Southern to result in a leading air mobility platform with scheduled routes and on-demand charter flights operated by Southern and other third-party operators; the Company’s ability to upgrade Southern’s current fleet of nearly 40 Cessna Grand Caravans to hybrid electric aircraft using technology; the ability of the Company’s first generation of electrified aircraft to meaningfully decarbonize aviation and help alleviate the environmental impact of flying by reducing carbon emissions by as much as 50 percent; the risk that the benefits of the Merger may not be realized; the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Tuscan’s securities; the failure to satisfy the conditions to the consummation of the Merger, including the failure of Tuscan’s stockholders to approve and adopt the Merger Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be initiated following announcement of the Merger; the combined company’s continued listing on Nasdaq after Closing; the risk that the proposed transaction disrupts current plans and operations of the Surf Entities as a result of the announcement and consummation of the Merger; costs related to the Merger; changes in applicable laws or regulations; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with AeroTEC and magniX to accelerate development of electrified commercial aircraft or the inability of SAM to realize the anticipated benefits of the these agreements; the ability of the Company, along with AeroTEC and magniX, to develop and certify hybrid and fully-electric powertrains for new and existing Cessna Grand Caravan aircraft; the inability to complete the Merger due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the Merger or to satisfy other conditions to closing; changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; the risk that the Merger disrupts current plans and operations of the Company as a result of the announcement and consummation of the Merger; the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Merger; the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability to respond to failures in our technology or cybersecurity threats affecting our business; the ability to respond to regional downturns or severe weather or catastrophic occurrences or other disruptions or events; the ability to respond to decreases in demand for private aviation services and changes in customer preferences; the ability of the Company to defend its intellectual property; the impact of COVID-19 or other adverse public health developments; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in Tuscan’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Tuscan and the Surf Entities caution that the foregoing list of factors is not exclusive. Tuscan and the Surf Entities caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Tuscan nor any of the Surf Entities undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Tuscan and the Surf Entities, Parentco will file with the SEC a registration statement on Form S-4, which will include Parentco prospectus as well as Tuscan’s proxy statement (the “Proxy Statement/Prospectus”). Tuscan plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITYHOLDERS OF TUSCAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SURF ENTITIES, TUSCAN, THE TRANSACTION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Parentco and Tuscan through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request by mail to Tuscan at 135 East 57th Street, 18th Floor, New York, NY 10022 or by email to stephen@tuscanholdings.com.

Participants in the Solicitation

Tuscan, the Surf Entities, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Tuscan in connection with the transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Tuscan’s directors and executive officers can also be found in Tuscan’s final prospectus dated July 2, 2019 and declared effective by the SEC on July 11, 2019. These documents are available free of charge as described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement, dated as of May 17, 2022, by and among Tuscan and the Surf Entities.
10.1	Confidentiality and Lockup Agreement, dated as of May 17, 2022.
10.2	Voting Support Agreement, dated as of May 17, 2022.
10.3	Sponsor Letter Agreement, dated as of May 17, 2022.
10.4	Form of Registration Rights Agreement.
99.1	Joint Press release, dated May 18, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2022	TUSCAN HOLDINGS CORP. II

	By:	/s/ Stephen Vogel
Stephen Vogel
Chief Executive Officer